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SEC FILE NUMBER
8-67676

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JPM Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive
(No. and Street)

Dover, MA 02030-1722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

108 Robin Drive, Hamilton Square, NJ 08619
(Address) (City) (State) (Zip Code)

Securities and Exchange
FEB 23 2018
RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

DM

OATH OR AFFIRMATION

I, James P. McPartland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPM Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

FELICIA S. HOFFMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 15, 2022

James P. McPartland
Managing Member

2-15-2018

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

JPM Advisors, LLC

Statement of Financial Condition

For the Year Ended
December 31, 2017

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
JPM Advisors, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of JPM Advisors, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JPM Advisors, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JPM Advisors, LLC's management. My responsibility is to express an opinion on JPM Advisors, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to JPM Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as JPM Advisors, LLC auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 2, 2018

JPM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$ 14,344
Total assets	$ 14,344

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$ 5,513
Total liabilities	$ 5,513
Member Equity	$ 8,831
Total liabilities and member equity	$ 14,344

The accompanying notes are an integral part of the financial statements.

1. Operations

JPM Advisors, LLC (the "Company") was organized on May 26, 2004 as a Massachusetts limited liability company. On January 9, 2008, the Company became a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). James P. McPartland is the sole member of the Company. The Company engages in consulting and the private placement of securities for its clients.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of the three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues include consulting and success fees (if any) earned for providing consulting services for the private placement of securities.

The Company typically collects upfront, non-refundable retainer fees upon execution of its service engagements. These retainers fees are recognized in the period services are rendered over the term of the engagement or upon completion of the services for which the Company was engaged. The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been performed, price is fixed or determinable and collectability is probable.

2. Summary of Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives.

Category	Years
Computer and office equipment	5 years
Furniture	7 years

The remaining lives of fixed assets are reviewed by management on a periodic basis. Repair and maintenance expenditures are charged to operations as incurred.

New Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. Entities may elect either full or modified retrospective transition. Full retrospective transition will require a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance.

The Company plans to adopt the revenue recognition guidance in the first quarter of 2018 using the modified retrospective method with a cumulative effect adjustment to opening retained earnings (if any). The guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other U.S. GAAP. Accordingly, the Company does not expect an impact to net interest revenue. The Company believes that the primary areas of potential impact of the guidance for the Company are (1) the impact on the income statement of the capitalization of costs to obtain a contract and (2) the presentation of certain revenue streams in the income statement (i.e., gross versus net reporting). With respect to the capitalization of costs to obtain a contract, the Company believes adoption of the standard will likely alter the timing, measurement and recognition of those costs in the income statement; however, the Company does not expect the impact to be material.

2. Summary of Accounting Policies (Continued)

The American Institute of Certified Public Accountants has formed sixteen industry task forces to help assess industry specific implementation issues including the broker dealer industry. Preliminary conclusions reached by the Company may be impacted by the finalized task-force papers, which have yet to be released. The next phase of the Company's implementation work will be to evaluate any changes that may be required to the Company's applicable disclosures. While the total revenue may be impacted by the adoption of the guidance, net income will not be affected.

Income Taxes

FASB Accounting Standard Codification ("ASC") Topic 740 Income Taxes, ("ASC 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

As of December 31, 2017, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition, or disclosure.

As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2017, the Company had net capital of $8,831, which exceeded the required net capital by $3,831. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 62.43%.

4. Concentrations of Risk

The Company is engaged in providing consulting services related to the private placement of securities. The Company had significant revenue concentration from one client representing approximately 97% of total revenue for the year ended December 31, 2017. In the event the clients do not fulfill their obligations, the Company may be exposed to risk. The risk depends on the continuation of service agreements with these clients. It is the Company's policy to review all service agreements on a periodic basis. The Company does not anticipate non-performance by its clients.

5. Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through February 2, 2018, the date these financial statements were issued. The Company has determined that there are no such subsequent events.